UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-31650
MINDSPEED TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
(Full title of the plan)
MINDSPEED TECHNOLOGIES, INC.
(Name of issuer of the securities held pursuant to the plan)
4000 MacArthur Boulevard, East Tower
Newport Beach, California   92660-3095
(Address of principal executive office)

MINDSPEED TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
Annual Report on Form 11-K

*
Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Advisory Committee of the
Mindspeed Technologies, Inc. Retirement Savings Plan:
We have audited the accompanying statement of net assets available for benefits of the Mindspeed Technologies, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2007 were audited by other auditors, whose report dated June 24, 2008 expressed an unqualified opinion on those financial statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Mindspeed Technologies, Inc. Retirement Savings Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule entitled Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP
Newport Beach, California
June 17, 2009

June 24, 2008
Report of Independent Registered Public Accounting Firm
To the Administrative Committee of the
Mindspeed Technologies, Inc. Retirement Savings Plan
We have audited the accompanying statement of net assets available for benefits of the Mindspeed Technologies, Inc. Retirement Savings Plan as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Mindspeed Technologies, Inc. Retirement Savings Plan as of December 31, 2007 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Lesley, Thomas, Schwarz & Postma, Inc.
Newport Beach, California
June 24, 2008

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007

ASSETS

Cash	$33,299	$108,553
Investments, at fair value	14,826,283	22,651,877

Total assets held for investment	14,859,582	22,760,430
Receivables
Other	99	456

Total assets	14,859,681	22,760,886

LIABILITIES	—	2,800

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	14,859,681	22,758,086
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	93,334	18,130

NET ASSETS AVAILABLE FOR BENEFITS	$14,953,015	$22,776,216

See the accompanying notes to these financial statements.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2008	2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net depreciation in fair value of investments	$(10,591,080)	$(108,091)
Interest and dividends	91,548	96,498

	(10,499,532)	(11,593)

Contributions
Participants	3,241,373	3,449,106
Company	1,299,363	1,376,188
Rollovers	227,554	355,850

	4,768,290	5,181,144

Total additions	(5,731,242)	5,169,551

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	2,071,895	2,229,851
Administrative expenses	20,064	21,839

Total deductions	2,091,959	2,251,690

NET (DECREASE) INCREASE	(7,823,201)	2,917,861

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	22,776,216	19,858,355

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$14,953,015	$22,776,216

See the accompanying notes to these financial statements.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
NOTE 1 – DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following description of the Mindspeed Technologies, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General – The Plan became effective on July 1, 2003 and is intended to qualify as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), covering all eligible employees of Mindspeed Technologies, Inc. (the “Company” or “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Eligibility – An employee will be permitted to participate in the Plan as soon as practicable following his or her commencement of service with the Company, effective on the first payroll payment date following his or her commencement of service as an employee. Employees hired on and after April 1, 2008 are subject to automatic enrollment provisions under the Plan. Unless the new hire waives enrollment, employees are enrolled with a 4% deferral election.
Contributions – Participant contributions to the Plan are based upon a percentage of base compensation as designated by each participant. Participants may contribute a percent of their base compensation on a pre-tax or post-tax basis, or a combination of both, up to a maximum of seventeen percent (17%). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participant contributions are deposited with the Plan after each pay period. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are invested based on each participant’s election in one or more of several investment funds.
The Company may make discretionary matching contributions up to one hundred percent (100%) on the first four percent (4%) of base compensation that an employee contributes each pay period. The Company may also make a profit sharing contribution at its discretion, to be determined by the Plan Administrative Committee. The Company’s matching contributions and profit sharing contributions can be made in the form of common stock of the Company or in cash, or in any combination of the two. Company matching contributions are deposited with the Plan after each pay period. The Company matching contributions for the year ended December 31, 2008 consisted of a combination of cash and shares of the Company’s common stock with a total value of $1,299,363, at the time of the contributions. Cash contributions made by the Company during the year ended December 31, 2008 were used to purchase shares of common stock of the Company that were then deposited into the employee’s accounts. The Company matching contributions for the year ended December 31, 2007 consisted of shares of the Company’s common stock with a total value of $1,376,188 at the time of the contributions. The Company made no profit sharing contribution for the years ended December 31, 2008 or 2007.
Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations of profit sharing contributions are based on a participant’s base compensation. Allocations of earnings and expenses are based on a participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Plan participants may choose among various investment options, as more fully described in the information package provided to eligible employees by the Company.
Vesting – Participants are fully vested in all contributions and earnings on contributions.

Forfeitures – Participants are fully vested in their accounts upon entry to the Plan, therefore, the Plan does not allow for forfeitures.
Administrative Expenses – The Company absorbs significant costs of the Plan. Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan.
Payment of Benefits – Plan benefits are distributed in a lump sum or installments.
Active participants may withdraw the pre-tax portion of their account in a lump sum in the event of undue financial hardship or part or all of their account upon attainment of age fifty-nine and one half (59 1/2). Withdrawals made under this provision are limited to one withdrawal every six (6) months.
Participant Loans – Participants may generally borrow an amount not exceeding the least of fifty percent (50%) of their balance, $50,000, or the aggregate of the balances in the borrower’s pre-tax contribution and post-tax contribution accounts. The loans are collateralized by the participant’s vested interest in the Plan.
Non-Distributed Benefits – The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.
Non-Discrimination Testing for Employee and Employer Contributions – The Plan, as required by the IRC, performs annual tests between highly compensated participants versus non-highly compensated participants to ensure that highly compensated participants are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess deferral contributions. Excess deferral contributions which are refunded within two and one-half months of the Plan year end are accrued as a liability to the Plan. Excess deferral contributions which are not refunded within two and one-half months of the Plan year end are recorded as a distribution in the Plan year in which the refund is paid.
Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The Company’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances which approximate fair value.
The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. As provided in the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), an investment contract is generally adjusted to contract value, from fair value, to the extent it is fully benefit-responsive. The investments in the fully benefit-responsive investment contracts have been adjusted to contract value which is equal to principal balance plus accrued interest.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
New Accounting Pronouncements – In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Relative to FASB Statement No. 157, the FASB issued FASB Staff Position (the “FSP”) FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP FAS 157-3 clarifies the application of FASB Statement No. 157 in a market that is not active and provides key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

The Plan adopted FASB Statement No. 157 effective January 1, 2008, for all financial assets and financial liabilities as required; however, the adoption of FASB Statement No. 157 did not have any affect the Plan’s financial statements. See Note 7.
NOTE 2 – INVESTMENTS
The following table presents the fair values of assets held for investment as of the dates indicated. Investments that represent five percent (5%) or more of the Plan’s net assets at December 31, 2008 or 2007 are separately identified:

	December 31,
	2008		2007
PARTICIPANT DIRECTED INVESTMENTS
Common/collective trust:
Fully benefit-responsive investment contract:
Fidelity Managed Income Portfolio Trust	$1,730,257	*	$1,668,234	*

Mutual funds:
Fidelity Diversified International Stock Fund	1,231,656	*	2,100,719	*
T. Rowe Price Emerging Markets Stock Fund	755,043	*	1,914,722	*
Spartan U.S. Equity Index Fund	1,261,271	*	1,748,719	*
Baron Growth Fund	1,092,239	*	1,738,826	*
Fidelity Dividend Growth Fund	—		1,656,465	*
Fidelity Mid Cap Stock Fund	847,122	*	1,453,269	*
Fidelity U.S. Bond Index Fund	883,612	*	709,722
Fidelity Low-Priced Stock Fund	759,203	*	1,207,441	*
Other	5,093,529		5,566,122

Total mutual funds	11,923,675		18,096,005

Mindspeed Technologies, Inc. common stock	885,488	*	2,632,312	*

Interest bearing cash	33,299		108,553

Participant loans	286,863		255,326

	$14,859,582		$22,760,430

*	Represents 5% or more of the Plan’s net assets
The Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated (depreciated) in value for the years ended December 31, 2008 and 2007. A summary of the change in fair value of the investments is as follows:

	Years Ended December 31,
	2008	2007

Mindspeed Technologies, Inc. common stock	$(2,574,784)	$(1,130,831)
Common/collective trust	63,653	71,389
Mutual funds	(8,079,949)	951,351

	$(10,591,080)	$(108,091)

NOTE 3 – PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always fully vested in their accounts.
NOTE 4 – TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 16, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
During 2006, Fidelity Management Trust Company (a wholly owned subsidiary of Fidelity Investments), the Plan trustee, determined that interest rates on participant loans were not being properly updated, and therefore, new loans were being issued at interest rates other than those dictated by the Plan. In October 2006, the Plan trustee submitted a Group Voluntary Compliance Program filing with the IRS. The IRS has accepted the trustee’s correction policy, and these corrections were completed in 2007. This issue has not had any adverse effect on the group’s qualification or any material impact on the financial statements.
NOTE 5 – RISKS AND UNCERTAINTIES
The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, and mutual funds. Investment securities are exposed to various risks, such as interest rate, market, and credit. Because of the risks associated with certain investment securities and the uncertainties related to changes in the value of investment securities, it is possible that changes in the value of such securities may materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
NOTE 6 – RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds and units of participation in a common/collective trust managed by Fidelity Investments. Fidelity Management Trust Company is the Plan trustee and, therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. The Plan also holds investments in the common stock of the Plan Sponsor. These transactions also qualify as party-in-interest transactions for which a statutory exception exists.
NOTE 7 – FAIR VALUE MEASUREMENTS
Effective January 1, 2008, the Plan adopted the provision of Statement of Financial Accounting Standards No. 157 (“SFAS”), Fair Value Measurement, with respect to its investments. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.
Mutual Funds and the Mindspeed Technologies Common Stock Fund:
These investments are public investment securities valued using the Net Asset Value (NAV) provided by Fidelity. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.
Common/Collective Investment Trusts:
These investments are public investment securities valued using the NAV provided by Fidelity. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.
Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.
Loans to Participants:
Loans to plan participants are valued at cost plus accrued interest, which approximates fair value.
The adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Mutual funds and Mindspeed Technologies Common Stock Fund	$12,809,163	$—	$—	$12,809,343
Collective trusts	—	1,730,257	—	1,730,257
Participant loans	—	—	286,863	286,863

Investments, at fair value	$12,809,163	$1,730,257	$286,863	$14,826,283

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets and liabilities for the year ended December 31, 2008:

		Purchases, Sales,
	Beginning Fair	Issuances, Settlements,
	Value	Net	Ending Fair Value
Participant Loans	$255,326	$31,537	$286,863

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$14,953,015	$22,776,216
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(93,334)	(18,130)

Net assets available for benefits per the Form 5500	$14,859,681	$22,758,086

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	Year Ended
	December 31,
	2008	2007
Total investment income per the financial statements	$(10,499,532)	$(11,593)
Less: Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(75,204)	(85)

Total investment income per the Form 5500	$(10,574,736)	$(11,678)

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2008
FEIN: 01-0616769
PLAN NUMBER: 001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
	(b) Identity of Issue,	Maturity Date, Rate of
	Borrower,	Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value
*	Fidelity Investments	Interest bearing cash	**	$33,299
*	Fidelity Investments	Fidelity Fund	**	157,300
*	Fidelity Investments	Fidelity Growth Company Fund	**	671,980
*	Fidelity Investments	Fidelity OTC Portfolio Fund	**	124,710
*	Fidelity Investments	Fidelity Low-Priced Stock Fund	**	759,203
*	Fidelity Investments	Fidelity Diversified International Fund	**	1,231,656
*	Fidelity Investments	Fidelity Dividend Growth Fund	**	-0-
*	Fidelity Investments	Fidelity Mid-Cap Stock Fund	**	847,122
*	Fidelity Investments	Fidelity Freedom Income Fund	**	52,667
*	Fidelity Investments	Fidelity Freedom 2000 Fund	**	80,798
*	Fidelity Investments	Fidelity Freedom 2005 Fund	**	13,285
*	Fidelity Investments	Fidelity Freedom 2010 Fund	**	167,127
*	Fidelity Investments	Fidelity Freedom 2015 Fund	**	103,810
*	Fidelity Investments	Fidelity Freedom 2020 Fund	**	632,857
*	Fidelity Investments	Fidelity Freedom 2025 Fund	**	307,677
*	Fidelity Investments	Fidelity Freedom 2030 Fund	**	508,379
*	Fidelity Investments	Fidelity Freedom 2035 Fund	**	356,328
*	Fidelity Investments	Fidelity Freedom 2040 Fund	**	201,268
*	Fidelity Investments	Fidelity Freedom 2045 Fund	**	4,200
*	Fidelity Investments	Fidelity Freedom 2050 Fund	**	21,985
*	Fidelity Investments	Fidelity Intermediate Government Income Fund	**	698,513
*	Fidelity Investments	Fidelity Managed Income Portfolio Trust	**	1,730,257
*	Fidelity Investments	Fidelity U.S. Bond Index Fund	**	883,612
	T. Rowe Price	T. Rowe Price Emerging Markets Stock Fund	**	755,043
	Ariel	Ariel Fund	**	201,211
	Baron Funds	Baron Growth Fund	**	1,092,239
	Oakmark Funds	The Oakmark Select Fund Class I	**	409,130
	Spartan	Spartan U.S. Equity Index Fund	**	1,261,271
	Virtus	Virtus Mid-Cap Value Fund Class A	**	101,809
	Van Kampen	Van Kampen Growth & Income Fund Class A	**	278,495
*	Mindspeed Technologies, Inc.	Common stock, shares	**	885,488

*	Participant loans	Interest rates ranging from 5% to 9.25%		$286,863

				$14,859,582

*	Party-in-interest for which a statutory exception exists

**	Historical cost information is not required for participant directed investment funds
See Independent Registered Public Accounting Firm’s Report.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
Date: June 17, 2009	By:	/s/ Thomas O. Morton
Thomas O. Morton
Senior Vice President, Human Resources, of Mindspeed Technologies, Inc. and Member of the Plan Administrative Committee

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm